Tokio Marine Management Selects Sapiens RapidSure Policy Administration and
Reinsurance Solutions to Replace Legacy Environment

Sapiens insurance solutions will provide TMM significant cost savings, one-year ROI

Cary, North Carolina – August 31, 2011 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announced today that Tokio Marine Management, Inc. (TMM) has selected Sapiens’ RapidSure Policy Administration and Reinsurance solutions to enhance its legacy environment and enable rapid time to market.  The implementation is currently underway and on track for production readiness in Q4 2011.

Upon completion of the implementation, Sapiens insurance software solutions will provide policy processing capabilities for TMM’s 12 lines of personal and commercial business, and support for TMM’s reinsurance business.  The phase of implementation now underway will replace key policy booking functionality within TMM’s existing legacy environment.  TMM anticipates significant cost savings with the Sapiens systems and a one-year return on investment (ROI).

Commenting on the selection of Sapiens, TMM’s CIO Charlie Kuwabara said, “We were extremely impressed with the Sapiens products as well as the Sapiens team.   When we were evaluating available solutions, we knew we also had to choose a vendor partner who had the ability to deliver to our aggressive timeline.  Sapiens’ proven ability and global experience combined with their modern technology architecture and rich functionality made for a winning combination.”

Roni Al Dor, CEO of Sapiens noted, “We appreciate Tokio Marine selecting Sapiens and our insurance software solutions, and especially appreciate their recognition of the value of our dedicated and skilled staff.  We are already working closely with the TMM team to deliver a production environment to replace the current legacy system, and we look forward to helping TMM derive the highest possible value from their Sapiens solutions.”

About Tokio Marine Management, Inc. (TMM)

Tokio Marine Management, Inc. (TMM) is the management company for the U.S. Insurance operations of Tokio Marine & Nichido Fire Insurance Co., Ltd. (TMNF). For nearly 100 years, TMM has offered comprehensive commercial property and casualty insurance products to large- and middle-market companies in a variety of industries.  For additional information, please visit www.tokiomarine.us.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), is a leading global provider of innovative business solutions for the insurance industry, helping to modernize business processes, to proactively define and provide innovative new services and to respond quickly to changes in the industry. We offer end to end solutions for the L&P, P&C and Reinsurance markets, with customers across the globe. We jointly serve over 70 insurance customers, backed by a team of over 700 insurance experts. Coupled with our financial stability, Sapiens aims to become the vendor of choice in the insurance software marketplace.

For more information, please visit www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Media Contact:
Osnat Segev-Harel, CMO
Sapiens International
Tel: +972-8-938-2721
E-mail: osnat.se@sapiens.com